

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2025

Phaos Technology Holdings (Cayman) Ltd
83 Science Park Dr,
#02-01 & #04-01A/B The Curie, Singapore Science Park 1
Singapore 118258

Re: Phaos Technology Holdings (Cayman) Ltd
Amendment No. 1 to Registration Statement on Form F-1
Exhibit Nos. 10.14, 10.23, and 10.24.
Filed July 25, 2025
File No. 377-07263

Dear Andrew Yeo:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance